July 21, 2006

Via facsimile to ((212) 801-6400) and U.S. Mail

Jonathan A. Ain, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY  10166

Re:	Mestek, Inc.
      Revised Preliminary Schedule 14A
      Filed July 18, 2006
      File No. 001-00448

      Amended Schedule 13E-3
      Filed July 18, 2006
      File No. 005-20200

Dear Mr. Ain:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Revised Preliminary Schedule 14A

Special Factors

Opinion of Houlihan Lokey
1. As we discussed earlier today by telephone, we reissue comment
12.
2. We note your response to comment 13 in which you explained that Houlihan Lokey selected multiples toward the lower end of the range based on specific differences between Mestek and the comparable companies. We note, however, that a majority of the multiples used in the analysis of the HVAC segment and one of the multiples on the
Formtek analysis are below the bottom of the range of high and low multiples derived from the comparable companies. Please explain.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      Please direct any questions to me at (202) 551-3619, or, in my absence, to Michael Pressman at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Jonathan A. Ain, Esq.
Greenberg Traurig, LLP
July 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE